Exhibit 99.1

KANZHUN LIMITED Announces Pricing of Share Offer

BEIJING, June 30, 2025 -- KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ; HKEX: 2076), a leading online recruitment platform in China, today announced the pricing of its share offer (the “Share Offer”) of an aggregate of 34,500,000 Class A ordinary shares of the Company, including 4,500,000 Class A ordinary shares offered pursuant to the Company’s full exercise of the offer size adjustment option. The Share Offer is comprised of a Hong Kong public offering (the “Hong Kong Public Offering”), and an international offering (the “International Offering”).

The final offer price for both the Hong Kong Public Offering and the International Offering (the “Offer Price”) has been set as HK$66.00 per share. Based on the ratio of two Class A ordinary shares per Nasdaq-listed American depositary share (“ADS”) and an exchange rate of HK$7.8499 to US$1.00, the Offer Price translates to approximately US$16.82 per ADS. The final offer price has been set by the Company out of sincerity, and the Company would like to express gratitude to its investors for their participation in the share offer.

Subject to approval from the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), the Class A ordinary shares of the Company are expected to begin dealing on the Main Board of the Hong Kong Stock Exchange on Friday, July 4, 2025. The Share Offer is expected to close on the same day, subject to customary closing conditions.

Based on the Offer Price, the net proceeds from the Share Offer (after full exercise of the offer size adjustment option) is estimated to be approximately HK$2,199.9 million (US$280.3 million), after deducting estimated underwriting fees and other expenses payable, based on an exchange rate of HK$7.8499 to US$1.00. The Share Offer is intended to further enhance the Company’s financial flexibility, broaden its shareholder base, improve stock liquidity, and support its healthy and sustainable development. The net proceeds from the Share Offer will be used in investment in technology and related infrastructure, the development of new business initiatives, strategic acquisitions or investment opportunities and for working capital and general corporate purposes.

Goldman Sachs (Asia) L.L.C. and Morgan Stanley Asia Limited (in alphabetical order) act as the overall coordinators for the Share Offer. Goldman Sachs (Asia) L.L.C., Morgan Stanley Asia Limited (in alphabetical order) and Huatai Financial Holdings (Hong Kong) Limited act as the joint global coordinators for the Share Offer. Goldman Sachs (Asia) L.L.C., Morgan Stanley Asia Limited (in alphabetical order), Huatai Financial Holdings (Hong Kong) Limited, Futu Securities International (Hong Kong) Limited and Tiger Brokers (HK) Global Limited act as joint bookrunners and joint lead managers for the Share Offer.

The International Offering is being made only by means of a preliminary prospectus supplement dated June 24, 2025 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 16, 2022, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov. The final prospectus supplement will be filed with the SEC and will be available on the SEC’s website at: http://www.sec.gov. When available, copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, Attention: Prospectus Department, Telephone: 1 (866) 471-2526, Email: Prospectus-ny@ny.email.gs.com; or Morgan Stanley Asia Limited, c/o Morgan Stanley & Co. LLC, 180 Varick Street, New York, New York 10014, Attention: Prospectus Department, Telephone: 1 (866) 718-1649, Email: prospectus@morganstanley.com.

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the Share Offer, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by the Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For more information, please visit https://ir.zhipin.com.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

In China：

PIACENTE FINANCIAL COMMUNICATIONS

Helen Wu

Tel: +86-10-6508-0677

Email: kanzhun@tpg-ir.com

In the United States:

PIACENTE FINANCIAL COMMUNICATIONS

Brandi Piacente

Phone: +1-212-481-2050

Email: kanzhun@tpg-ir.com

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